SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.6)1

Patriot Coal Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

70336T 10 4
(CUSIP Number)

John A. Tisdale, Esq. General Counsel ArcLight Capital Holdings, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117 Telephone: (617) 531−6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or
240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 2 of 4 Pages

1		NAME OF REPORTING PERSON Caisse de Dépôt et Placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 6 relates to shares of Common Stock of Patriot Coal Corporation (the "Issuer").  This Amendment to the Schedule 13D filed on August 1, 2008 (File No. 005-83427), as amended on August 18, 2008, January 21, 2009, February 11, 2010, March 8, 2010 and March 12, 2010 (the "Schedule 13D"), is being filed by Caisse de Dépôt et Placement du Québec ("Caisse") to amend and supplement the Items set forth below.  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Reporting Persons' Schedule 13D, as amended.

Item 5.  Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented as follows:

As of March 16, 2010, Caisse was no longer the beneficial owner of any shares of the Issuer's Common Stock.

Item 5(c) is hereby amended and supplemented by adding the following:

Except as otherwise set forth in the Schedule 13D, Caisse has made only the following sales of shares of Common Stock in the last 60 days in open market transactions on the dates and for the prices specified below:

Date	Quantity	Average Price per share
03/09/2010	400,000	$20.60
03/10/2010	525,000	$20.33
03/15/2010	100,000	$19.19
03/16/2010	100,000	$20.11
03/16/2010	566,091	$20.13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 18, 2010

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/Soulef Hadjoudj
Name:	Soulef Hadjoudj
Title:	Legal Counsel